EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia to be added to the GDXJ Index

ST HELIER, Jersey, March 17, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) notes that it is to be included in the MVIS Global Junior Gold Miners Index (“GDXJ Index”) for the first time following the GDXJ Index’s first quarter 2021 review.

The GDXJ Index forms the basis of various passive gold sector investment funds in the North American market, the most significant being the $5.2 billion VanEck Vectors Junior Gold Miners ETF. The addition of Caledonia to the Index will occur on Friday March 19, 2021.

Steve Curtis, Chief Executive Officer, said:

“I am delighted with our imminent inclusion in the GDXJ Index. The listing of our shares on the NYSE American has increased our liquidity significantly and our inclusion on the Index should further raise our profile among retail and institutional investors.

“The addition of Caledonia to the Index will be an important milestone for our business and will come at an exciting time for the Company with the commissioning of Central Shaft due to be completed in the first quarter of this year.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfal	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information", "financial outlooks" or "future oriented financial information" (collectively, "forward-looking information") within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.